Annual Report

Cover Page

Name of issuer:

Immersed Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/4/2017

Physical address of issuer:

PO Box 40681
Austin TX 78704

Website of issuer:

https://immersed.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

26

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,208,152.00	$3,801,739.00
Cash & Cash Equivalents:	$1,589,997.00	$2,491,953.00
Accounts Receivable:	$625,463.00	$13,569.00
Short-term Debt:	$2,678,785.00	$1,268,592.00
Long-term Debt:	$450,000.00	$337,381.00
Revenues/Sales:	$220,413.00	$323,077.00

Cost of Goods Sold:	$72,068.00	$48,347.00
Taxes Paid:	$72,068.00	$0.00
Net Income:	($5,307,684.00)	($5,953,404.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Immersed Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Renji Bijoy	CEO	Immersed Inc.	2017

For three years of business experience, refer to Appendix D:

Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Renji Bijoy	CEO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Renji Bijoy	4000000.0 Common Shares	28.3

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the *be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Since we are currently only available on 3rd party headesets, we currently relying on Meta/HTC/ByteDance/etc for distribution, but we are planning to be on even more devices in the future, and create our own.

The long-term success of Immersed will depend on the tech giants continuing to spend billions of dollars into research and development for the next generation of computing devices (VR headsets or AR glasses). We believe it is inevitable, but this is still technically an assumption.

Most VR App Stores are primarily made up of gamers who generally don't like paying for subscriptions, but Immersed is a productivity app that requires a subscription. But so far, we've been successful at conveying the message that it is not a game, and instead, it helps users be more productive.

There is no existing market for our securities and we do not know if one will develop to provide you with adequate liquidity. Even if a market does develop following this offering, the stock prices in the market may not exceed the offering price. We cannot assure you that an active trading market for our securities will develop following this offering, or if it does develop, it may not be maintained. Our stock may be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control and may prevent our stockholders from reselling our securities at a profit.

The market price of our securities is indeterminable because there is no existing market for our securities, and will be highly volatile and will fluctuate substantially due to many factors, including:

· market acceptance of our product;

· market conditions in the technology sector or the economy as a whole;

· announcements of the introduction of new products by us or our competitors;

· product development milestones;

· our ability to protect our intellectual property;

·   litigation or any product liability allegations, investigation or claims;

·   additions or departures of key personnel;

·   developments concerning current or future strategic collaborations; and

·   discussion of us or our stock price by the financial and scientific press and in online investor communities.

Our management will have considerable discretion over the use of proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Furthermore, you will have no direct say on how our management allocates the net proceeds of this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Our significant stockholders may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support. Our founder, Renji Bijoy, and our significant stockholder, Soveign's Capital, will hold a majority of the our voting shares of capital stock. Their large ownership stake may allow them to exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support, including amendments to our amended and restated certificate of incorporation, election of our board of directors, removal of any of our directors, adoption of measures that could delay or prevent a change in control or impede a merger, takeover, or other business combination involving us, and approval of other major corporate transactions.

As an investor, you may lose a portion or all of your investment. Investing in our securities involves a high degree of risk. As an investor, you may never recoup all, or even part, of your investment and you may never realize any return on your investment. You must be prepared to lose all of your investment.

We have never declared or paid cash dividends on our securities. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Subsequently and until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	8,950,000	8,315,264	Yes
Common Stock	33,000,000	5,821,712	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	16,092,784

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Shopify Capital Inc.
Issue date	03/30/24
Amount	$270,000.00
Outstanding principal plus interest	$85,995.25 as of 01/17/25
Interest rate	8.6% per annum
Maturity date	09/10/25
Current with payments	Yes

Loan

Lender	Working Capital
Issue date	07/14/24
Amount	$420,000.00
Outstanding principal plus interest	$193,916.65 as of 01/17/25
Interest rate	10.0% per annum
Maturity date	07/11/25
Current with payments	Yes

Loan

Lender	Shopify Capital Inc.
Issue date	09/15/24
Amount	$75,000.00
Outstanding principal plus interest	$84,750.00 as of 01/17/25
Interest rate	8.67% per annum
Maturity date	03/16/26
Current with payments	Yes

Loan

Lender	Stripe Servicing, Inc.
Issue date	10/20/24
Amount	$88,300.00
Outstanding principal plus interest	$47,150.34 as of 01/17/25
Interest rate	8.0% per annum
Maturity date	04/14/26
Current with payments	Yes

Convertible Note

Issue date	08/30/23
Amount	$450,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$150,000,000.00
Maturity date	08/31/25

Convertible Note

Issue date	07/09/24
Amount	$1,000,000.00
Interest rate	8.0% per annum
Discount rate	10.0%
Valuation cap	$150,000,000.00
Maturity date	05/22/27

Convertible Note

Issue date	07/30/24
Amount	$425,000.00
Interest rate	8.0% per annum
Discount rate	10.0%

Discount rate	[illegible]
Valuation cap	$150,000,000.00
Maturity date	05/22/27

Convertible Note

Issue date	08/30/24
Amount	$1,724,300.00
Interest rate	8.0% per annum
Discount rate	0.0%
Valuation cap	$150,000,000.00
Maturity date	07/30/26

Convertible Note

Issue date	11/25/24
Amount	$1,000,000.00
Interest rate	5.0% per annum
Discount rate	25.0%
Valuation cap	$150,000,000.00
Maturity date	11/26/27

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2020	Section 4(a)(2)	Convertible Note	$200,000	General operations
3/2021	Regulation D, 506(c)	SAFE	$653,516	General operations
4/2021	Regulation Crowdfunding	Priced Round	$3,775,965	General operations
4/2021	Regulation D, 506(c)	Priced Round	$3,708,749	General operations
5/2021	Regulation D, Rule 506(c)	Preferred stock	$99,997	General operations
8/2023	Section 4(a)(2)	Convertible Note	$450,000	General operations
8/2023	Regulation Crowdfunding	Priced Round	$2,999,917	General operations
7/2024	Section 4(a)(2)	Convertible Note	$1,000,000	General operations
7/2024	Section 4(a)(2)	Convertible Note	$425,000	General operations
8/2024	Section 4(a)(2)	Convertible Note	$1,724,300	General operations
11/2024	Section 4(a)(2)	Convertible Note	$1,000,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction,

where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Working Capital
Amount Invested	$420,000.00
Transaction type	Loan
Issue date	07/14/24
Outstanding principal plus interest	$193,916.65 as of 01/17/25
Interest rate	10.0% per annum
Maturity date	07/11/25
Current with payments	Yes
Relationship	Family

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Immersed enhances enterprise productivity through spatial computing software, mixed reality hardware, and artificial intelligence solutions.

Milestones

Immersed Inc. was incorporated in the State of Delaware in January 2017.

Since then, we have:

- Released Curator, your AI computer-using agent. More @ Visor.com/curator.

- Built Visor: higher-res than Apple Vision Pro, 70% lighter, & 70% cheaper. More @ Visor.com.

- 1.4 Billion+ views on social media ($0 ad-spend); 1.3M YT subscribers

- Users spent over 1,600 years in the Immersed app (40-60hrs/week in headset).

- Raised $19M to date; ~$7M revenue to date; $71M projected revenue in Visor's 1st year (not guaranteed).

- Partnered with Qualcomm, Pegatron, & BOE to ship premium work-focused Visor.

- Seen on: Time, The New Yorker, Forbes, Fortune, Yahoo Finance, Bloomberg TV, etc.

- Visor & Curator AI are both patent pending.

- 5,000+ investors to date.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $220,413 compared to the year ended December 31, 2022, when the Company had revenues of $323,077.

- *Assets*. As of December 31, 2023, the Company had total assets of $3,208,152, including $1,589,997 in cash. As of December 31, 2022, the Company had $3,801,739 in total assets, including $2,491,953 in cash.

- *Net Loss*. The Company has had net losses of $5,307,684 and net losses of $5,953,404 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $3,128,785 for the fiscal year ended December 31, 2023 and $1,605,973 for the fiscal year ended December 31, 2022.

Liquidity & Capital Resources

To-date, the company has been financed with $976,256 in debt, $11,288,144 in equity, $6,504,300 in convertibles, and $50,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Immersed Inc. cash in hand is $1,589,997, as of January 2025. Over the last three months, revenues have averaged $101,813.27/month, cost of goods sold has averaged $11,741/month, and operational expenses have averaged $594,569.30/month, for an average burn rate of $504,497.03 per month. Our intent is to be profitable in 9 months.

We have completed the development of the Visor headset and moved toward shipping it to customers. We are now launching (as of the campaign) our paid beta of Curator AI (computer-using AI agent).

In 6 months, we expect to ship 31,300 Visors (75k people currently on the waitlist) and generate $22.6M in revenues between shipped Visors, Pro Mode subscriptions, and Curator AI subscriptions. We also expect to have $5.5M in deferred revenue, and $26.1M in expenses as we get Visor to mass production and ramp up our Curator and Visor teams.

We are not yet profitable. If we raise $5M in this offering, we believe we could be profitable by end of Summer 2025.

believe we could be profitable by end of Summer 2025.

The cash on hand, the revenue we're currently making, and the funds made from this campaign.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Renji Bijoy, certify that:

(1) the financial statements of Immersed Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Immersed Inc. included in this Form reflects accurately the information reported on the tax return for Immersed Inc. filed for the most recently completed fiscal year.



Renji Bijoy

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor

to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://immersed.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Renji Bijoy

Appendix E: Supporting Documents

Immersed_Inc.-DE-
A_R_Certificate_of_Incorporation_-
_5.13.21_4842-8514-3529_2.PDF
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Immersed Common Stock Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Renji Bijoy

Appendix E: Supporting Documents

Immersed_Inc.-DE-A_R_Certificate_of_Incorporation_-_5.13.21_4842-8514-3529_2.PDF

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Immersed Inc.

By

Renji Bijoy

Founder & CEO/CTO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Renji Bijoy

Founder & CEO/CTO

1/21/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.